Exhibit 99.1

PRESS RELEASE

ERYTECH Announces Receipt of Nasdaq Notice

Cambridge, MA (U.S.) and Lyon (France), October 13, 2022 – ERYTECH Pharma (Nasdaq & Euronext: a clinical-stage biopharmaceutical company developing innovative therapies by encapsulating therapeutic drug substances inside red blood cells, today announced that it received written notification (the “Notification Letter”) from The Nasdaq Stock Market LLC ("Nasdaq") dated October 7, 2022, indicating that, based upon a closing bid price of less than $1.00 per share for the Company’s American Depositary Shares (“ADSs”) for the prior 30 consecutive business day period, the Company no longer satisfies Nasdaq Listing Rule 5450(a)(1).

The Notification Letter has no immediate effect on the listing of the ADSs, and they will continue to trade on The Nasdaq Global Select Market under the symbol “ERYP”.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the applicable grace period to regain compliance is 180 days, or until April 5, 2023. The Company intends to monitor the closing bid price of its ADSs during this grace period and will consider its options in order to regain compliance with The Nasdaq Global Select Market minimum bid price requirement. The Company can cure this deficiency if the closing bid price of its ADSs is $1.00 per share or higher for at least ten consecutive business days during the grace period. In the event the Company does not regain compliance within the 180-day grace period, and it meets all other listing standards and requirements, the Company may be eligible for an additional 180-day grace period.

ERYTECH intends to regain compliance within the applicable compliance period and is currently evaluating its options to do so. During this time, the Company’s ADSs will continue to be listed and trade on The Nasdaq Global Select Market and the Company’s business and operations are not affected by the receipt of the Notification Letter.

About ERYTECH

ERYTECH is a clinical-stage biopharmaceutical company developing innovative red blood cell-based therapeutics for severe forms of cancer and orphan diseases. Leveraging its proprietary ERYCAPS® platform, which uses a novel technology to encapsulate drug substances inside red blood cells, ERYTECH is developing a pipeline of product candidates for patients with high unmet medical needs.
ERYTECH produces its product candidates for treatment of patients in Europe at its GMP-approved manufacturing site in Lyon, France, and for patients in the United States with Catalent, operating from ERYTECH’s former GMP facility in Princeton, New Jersey, USA.
ERYTECH is listed on the Nasdaq Global Select Market in the United States (ticker: ERYP) and on the Euronext regulated market in Paris (ISIN code: FR0011471135, ticker: ERYP). ERYTECH is part of the CAC Healthcare, CAC Pharma & Bio, CAC Mid & Small, CAC All Tradable, EnterNext PEA-PME 150 and Next Biotech indexes.
For more information, please visit www.erytech.com

CONTACTS

ERYTECH Eric Soyer CFO & COO	NewCap Mathilde Bohin / Louis-Victor Delouvrier Investor relations Nicolas Merigeau Media relations
+33 4 78 74 44 38 investors@erytech.com	+33 1 44 71 94 94 erytech@newcap.eu

Forward-looking information

This press release contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of ERYTECH. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will” and “continue” and similar expressions. All statements contained in this press release other than statements of historical facts are forward-looking statements, including, without limitation, statements regarding ERYTECH’s intention to resolve the deficiency and regain compliance with the Nasdaq Listing Rules. Such statements, forecasts and estimates are based on various assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable when made but may or may not prove to be correct. Actual events are difficult to predict and may depend upon factors that are beyond ERYTECH’s control. Therefore, actual results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates. Important factors that could cause actual results and outcomes to differ materially from those indicated in the forward-looking statements include, among others, the following: (1) the failure to achieve certain regulatory and commercial milestones; (2) changes in applicable laws or regulations; (3) the possibility that ERYTECH may be adversely affected by other economic, business and/or competitive factors; and (4) other risks and uncertainties indicated from time to time in ERYTECH’s regulatory filings. Further description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers (AMF), the Company’s Securities and Exchange Commission (SEC) filings and reports, including in the Company’s 2021 Universal Registration Document (Document d’Enregistrement Universel) filed with the AMF on April 27, 2022 and in the Company’s Annual Report on Form 20-F filed with the SEC on April 28, 2022 and subsequent filings and reports by the Company. Given these uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements. ERYTECH disclaims any obligation to update any such forward-looking statement, forecast or estimates to reflect any change in ERYTECH’s expectations with regard thereto, or any change in events, conditions or circumstances on which any such statement, forecast or estimate is based, except to the extent required by law.